Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

Harris and L3 Technologies Merger Joint Conference Call

Conference Call Participants

Company
•	William Brown - Chairman, Chief Executive Officer & President, Harris Corp.
•	Christopher E. Kubasik – Chairman, Chief Executive Officer & President, L3 Technologies
•	Rahul Ghai—Chief Financial Officer, Harris Corp.
•	Anurag Maheshwari—Vice President of Investor Relations, Harris Corp.
•	Ralph D’Ambrosio – Chief Financial Officer, L3 Technologies
•	John Kim—Vice President of Investor Relations, L3 Technologies

Analysts
•	Seth Seifman - JP Morgan Chase & Co, Research Division
•	Carter Copeland - Melius Research LLC
•	Jonathan Raviv - Citigroup Inc, Research Division
•	Sheila Kahyaoglu - Jefferies LLC, Research Division
•	Ronald Epstein - BofA Merrill Lynch, Research Division
•	Robert Stallard - Vertical Research Partners, LLC
•	David Strauss - Barclays Bank PLC, Research Division
•	Cai Von Rumohr - Cowen and Company, LLC, Research Division
•	Gautam Khanna - Cowen and Company, LLC, Research Division
•	Robert Spingarn - Crédit Suisse AG, Research Division
•	Peter Arment - Robert W. Baird & Co. Incorporated, Research Division
•	Noah Poponak - Goldman Sachs Group Inc., Research Division

Operator:	Good morning and welcome to L3 Technologies and Harris Corporation’s conference call to discuss their merger of equals. Please note this event is being recorded.

I would like to turn the conference over to John Kim, Vice President of Investor Relations at L3.  Go ahead, Mr. Kim.

John Kim:
Thank you and good morning.  I would like to welcome everyone to our joint Harris Corporation and L3 Technologies conference call to discuss our merger of equals.  With me from Harris are Bill Brown, Chairman and CEO; Rahul Ghai, CFO; Anurag Maheshwari, Vice President of Investor Relations.  And from L3, are Chris Kubasik, Chairman and CEO, Ralph D’Ambrosio, CFO.

After their formal remarks, management will be available to take your questions.  Please note that during the call, management will make forward looking statements and refer to non-GAAP financial measures.

Please refer to the press release and presentation issued yesterday as well as each company’s SEC filings for a more detailed description of factors that may cause actual results to differ materially from those anticipated.  Please also note that this call is being simultaneously broadcast over the Internet.

Now I would like to turn the call over to Bill.

Bill Brown:
Well thank you John, and good morning everyone.  It’s an exciting day for Harris and L3, and we appreciate you joining us on this call in short notice.  Yesterday afternoon, Harris and L3 announced an all-stock merger of equals to create a leading global defense technology company.

This transformative combination will bring together complementary businesses with similar cultures and will increase our scale, broaden our technology base and expand our customer set in markets where we have decades of successful performance, generating significant value for our shareholders, customers and employees.

Starting with slide three, this transaction represents that largest merger in the history of the defense industry and creates a top 10 global defense company with approximately 48,000 employees, including more than 22,000 engineers and with customers in more than 100 countries.

The new company, L3 Harris Technologies has a market cap of $34 billion and will have approximately $16 billion of revenue, $2.4 billion of EBIT and $1.9 billion of free cash flow in calendar year 2018.

Combining Harris and L3 will result in a leading portfolio of differentiated technologies, mission-critical solutions and capabilities closely aligned with key customer priorities in support of the National Defense Strategy.

The strong culture of innovation and a focus on operational excellence runs deep in both organizations, which gives us confidence that this merger will be successful in driving accelerated growth, margin expansion and robust free cash flow.

Turning to slide four, under the terms of the agreement, which has been unanimously approved by both boards, Harris shareholders will own approximately 54 percent of the new company and L3 shareholders will own approximately 46 percent.

L3 Harris Technologies will be headquartered at Melbourne, Florida and be led by a highly experienced and proven leadership team that reflects the combined strengths and capabilities of both companies.

Upon closing, the Board will consist of 12 directors with equal representation from both Harris and L3.  I will serve as Chairman of the Board and Chief Executive Officer, and Chris will serve as Vice Chair and Chief Operating Officer for the first two years following the close of the transaction.

In the third year, I will transition to Executive Chairman, remaining focused on integration and other related activities and Chris will assume the CEO role.  Additional senior leadership positions will be named at a later date, reflecting the best of the best from both companies.

The integration of the two companies is expected to generate approximately $500 million of annual pre-tax cost synergies in year three – approximately $300 million net of cost savings returned to customers, increasing pro-forma margins by 200 basis points.

We expect robust free cash generation over the next three years, and anticipate returning significant cash to shareholders through a dividend policy consistent with current practices at both companies and share repurchases including up to $2 billion within the first 12 months post-closing.

This transaction is subject to customary regulatory and shareholder approvals with an expected close by mid-calendar year 2019.  We anticipate financial reporting on a calendar year basis starting January 1, 2020.

Now turning to slide five, this highly strategic combination creates a company with greater scale and a well-balanced portfolio of complementary businesses that will strengthen our capabilities across multiple domains – air, maritime, land, space and cyber.

Bringing together our two engineering and technology focused companies will accelerate our ability to innovate and create solutions that solve our customer’s toughest mission-critical challenges in a cost competitive and affordable way.

Both L3 and Harris have demonstrated a common philosophy around operational excellence and margin expansion through the HBX and L365 programs, which we’ll leverage to integrate the two companies. And our broader scale combined with a broader mix of businesses will provide us with portfolio shaping optionality down the road.

Finally, the financial aspects of this transaction are very compelling.  It will be immediately accretive on a cash basis in year-one and result in a combined business with a strong balance sheet and robust free cash flow that will deployed to a disciplined, balanced and shareholder friendly capital allocation strategy.

In short, we’re excited about this transformational merger of equals and what it means for our combined business and our stakeholders.  Chris and I have known each other for several years and have developed a great working relationship with strong personal rapport and mutual respect.

I’ve enjoyed working closely with him and his excellent team throughout this process, some of whom I’ve known for several years, and I’m confident that we can bring this company together as one.

And with that, let me turn it over to Chris.

Chris Kubasik:	Thank you, Bill. This is truly an exciting time, and I believe this combination is a win-win for both of our companies.

As Bill and I have worked closely together over the last few months, it’s become clear that this partnership brings together two leaders with a shared operating philosophy.  There’s a lot of hard work to do, and I look forward to looking closely with Bill to make this new company a success.

Let’s turn to slide six.  Last December, I shared with you L3’s vision of becoming a non-traditional 6th Prime.  Non-traditional, meaning we want to be more agile, innovative and affordable with greater speed to market.  And Prime, meaning expanding our sales directly to our end-user customers, while providing better solutions for our industry partners.

This merger establishes us as the 6th Prime with a well-balanced portfolio of enduring missions and programs, serving customers in every region of the world.  The combined company will have more than 85 percent of its revenues derived from U.S. and international government customers, with the majority being defense-related products and solutions. More than two thirds of the combined company’s revenue will be direct from our end-user customers, and over 70 percent of our programs will be firm fixed-price contracts.

Slide seven shows the strength and diversity of the combined portfolio across multiple domains. In air, both companies have strong avionics and electronic warfare capabilities for both legacy platforms, such as the F-16 and the F-18, as well as in next-generation platforms, including the F-35.

L3 has prime contract positions in ISR, including Rivet Joint, Compass Call and Guardrail, as well as leading secure communication positions on many of the nation’s premier UAV platforms.

In the maritime domain, the new company will have key technologies in sensors and propulsion and power system on both surface and subsurface platforms.  Together with our UUV investment, we are well-positioned to serve naval modernization programs.

On land, Harris’ leading global tactical communications franchise will be complemented by L3 franchises in SATCOM, secured data links, cyber intelligence and optical communications.  This will enable the combined company to develop more complex, multi-domain communication solutions.

In space and cyber, Harris has a long legacy in national-level space systems and has recently expanded into adjacencies, such as small satellites. L3 brings capabilities and optics, signal intelligence and data links that can be leveraged to provide more integrated capabilities in this increasingly contested domain.
Lastly, both companies have leading commercial aviation franchises.  Harris in air traffic management, where they are a leading supplier to the FAA’s next generation air traffic management system, and L3 in airport security, pilot training and avionics. Driven by the growth of global passenger traffic and rising infrastructure needs, these businesses are well-positioned to grow for many years to come.  Both companies share a focus on technology and a commitment to innovation.

On slide eight, you can see that this transaction brings together two organizations with engineering-focused workforces and industry-leading R&D, which will accelerate our ability to innovate, develop and more rapidly bring to market next-generation technologies. L3 Harris Technologies will have over 22,000 engineers and cleared personnel.  This workforce could be leveraged to solve our customer’s most complex, sensitive and mission-critical needs as we identify best practices across both organizations. Our future investments in innovation will be focused in areas supporting key technology imperatives, including electronic warfare, unmanned systems, directed energy and protected communications.

On slide nine, we will see many avenues to drive additional growth – by leveraging our franchises in communications, ISR and space, we can extend our leadership position and accelerate growth into multi-domain solutions, spectrum superiority and resilience-based solutions. With the scale and capabilities of a $16 billion company, we can invest more and deepen our customer relationships internationally where together we do business in over 100 countries.

Additionally, there are a number of pull-through opportunities, including ISR and space, where we can leverage our prime platforms to drive additional electronic warfare, avionics systems and optic sales.

Turning to slide 10, Harris and L3 both share a common operational philosophy to drive margin expansion.  Harris’ business excellence program initiated over five years ago is a robust and mature program that is deeply imbedded within the organization.  While L3’s corporate-wide year-old L365 program has good early momentum.

Our shared operational vision will help us reduce complexity, stay focused on continuous process improvement.  And ultimately strengthen program execution so that we can serve our customers more effectively, efficiently and reliably.  We will take a best of breed approach by selecting the best systems and processes from both companies to implement throughout the enterprise.

Let me now turn it back to Bill to further discuss integration.

Bill Brown:
So now turning to slide 11, we’ve been discussing this opportunity for a couple of months and have done substantial analysis, giving us confidence that the combination will generate approximately $500 million gross cost synergies in year three, which is about 1.8 percent of combined revenue.  These savings are largely in line with what we achieved in the successful Exelis integration, where we delivered savings that were not only higher but earlier then initially planned.  Roughly half of the savings in this merger will come from reducing direct and indirect spend, and rationalizing the facility footprint.  With the other half equally split between eliminating duplicate corporate and segment cost and functional efficiencies, overhead cost reduction and shared services.  We expect to invest approximately $450 million in cash over the next three years to achieve these synergies.

On slide 12 you could see that the combined company has attractive financials and a strong balance sheet, and we’re committed to maintaining an investment grade credit rating.

Slide 13 highlights our strong pro-forma free cash flow profile.  One particularly attractive aspect of this merger is the ability to accelerate cash generation.  Its combination of organic growth, cost synergies, working capital reduction and capital spending efficiencies will drive free cash flow to $3 billion by year three.

Chris Kubasik:
Turning to slide 14, we believe this transaction benefits all stakeholders.  We will be better positioned to serve our customers.  We will improve affordability by leveraging our scale and becoming more efficient.  And, our government customers will benefit from the return of about 200 million in synergy savings per year.

Harris and L3 both recognize that our employees are our valuable asset.  And a merger will create greater growth opportunities for our employees as part of a larger, more diversified global defense company.

Finally, both sets of shareholders will benefit from an immediately cash accretive transaction.  And be able to participate in the upside from the combination.  Overall, this transformational merger combines two highly innovative companies that benefit our customers, our shareholders and our employees.

And with that, I would like to ask Maria to open the line for questions.

Operator:	Thank you. At this time, I would like to remind everyone that if you would like to ask a question please press the “star” then the number “1” on your telephone keypad. Again that is “star” “1”.

Our first question comes from the line of Seth Seifman of J.P. Morgan.

Seth Seifman:	Thanks very much, and good morning and congratulations.

Bill Brown:	Good morning, Seth.

Seth Seifman:
Good morning, Bill.  Just wanted to start out asking a little bit about growth.  You know on one of the slides you talk about half a billion of the incremental cash flow coming from organic growth.  If we think 20 percent tax rate and maybe 15-20 percent drop-through, that that looks like if 2022 is the third full-year then maybe we’re talking about mid-single digit top-line.  I’m wondering if is that the right way to think about it?  And if so, given we know the outlays are going to be growing based on budgets and the revenue synergies that you might hope to capture from the deal, is that maybe a little bit conservative at this point?

Bill Brown:
I think it’s realistic based on what we see today, Seth.  The organic growth profile of the combined company, will not look different at the start from what we’re doing individually and what we’ve guided to individually.  You know, of course as you pointed out over time we do expect revenue synergies to pop in.  We don’t see that in the next one or two years, but certainly over the three-year period it will start to flow in.  We’re not quantifying that today.

But I think your math is broadly right.  You know when we sit there and look at $2 billion of free cash generation in calendar ’18 plus the active tax cost synergies, and when you lay in organic growth plus opportunities on working capital performance, and any capital efficiencies – together we’re over $400 million of capital spending, and we expect to be able to trim that a little bit – working capital is going to be an important lever.  You know we’re at 46 days.  The combined companies around 74, each day is worth about $35 million.  So we both see opportunities to bring our working capital performance better.  And we do think the $3 billion target three years out is achievable.

Seth Seifman:
Great, and then maybe Bill just as a quick follow-up.  I know you’ve said in the past that you’re more interested in doing bigger deals, and you certainly didn’t disappoint here, I guess when you look at the challenges of what you and Chris are planning to do here versus what happened with Exelis, which was a smaller and maybe more integrated company at the time that you bought it, can you talk about some of the challenges here and how you’re anticipating them?

Bill Brown:
Well, Seth, I mean your point is right.  It’s a much bigger combination than us buying Exelis.  But fortunately we have both Chris and I staying on top of this, leading the company, sharing the responsibilities where it’s going to be an enormous task over the next three years.  You know Chris as Chief Operating Officer and President will keep an eye on the segments and making sure we execute against our customer priorities, keep growing the business in what is now a growing market.  And then together we’ll chair integration and make sure we capture the best of the best from both organizations.

And any transaction of this size, both integrating the company will be a challenge but also making sure that we keep our head down and all the teams keep their heads down, and execute against what our customers expect of us.  So I think with Chris and I staying at the top of the company, investors should be reassured that we know exactly what to do here.

Chris Kubasik:
Here, Seth, so I’ll just chime in.  The exciting part of this from my perspective, and Bill and I have talked about it, is this merger really does create greater benefits and growth opportunities than either company could have done on their own.  And these are two strong companies.  You saw the quarterly results.  We’re both on an up swing.  And I think it’s a unique and exciting time to put this merger together.

Seth Seifman:	Great, thank you and congrats to you both.

Bill Brown:	Thank you.

Chris Kubasik:	Thank you.

Operator:	Our next question comes from the line of Carter Copeland of Melius Research.

Carter Copeland:	Hi, good morning gentleman and congratulations.

Bill Brown:	Thanks Carter, good morning.

Chris Kubasik:	Good morning.

Carter Copeland:
Two questions – one just more of a clarification on the synergies— are the synergy targets you outlined all exclusive of the cost reduction estimates and things you’ve talked about on the L3 side?  I guess that question is for Ralph.  And then for whoever wants to answer it the – just a question about how you envision the organizational structure, at least sort of philosophically?  I mean the way these two companies are put together is a bit different.  They’re both, I guess, somewhat entrepreneurial in their own ways, but in terms of number of segments and operating structure they have a different look and feel.  I wondered if you might just share your vision about how you think about putting those two together?

Chris Kubasik:
Yes, Carter, thanks for the two questions.  I’ll take the first one, it’s an easy one.  The answer is yes, relative to the synergy numbers that we’ve laid out here as a team.  So relative to how we’re going to organize, Bill and I’ve spent a lot of time talking about that.  I’ll turn it over to him to give you some of the initial thoughts.

Bill Brown:
So we have six segments today between the two of us.  Obviously, it’ll go down to a smaller number than that.  It’ll be maybe four, could be three, it’s in that sort of range.  Chris and I’ll talk about that over the course of the next couple of months, as we realign the pieces and the businesses underneath that.  But at a high level, the way I see what we have done, we have focused on operational excellence, process simplification, complexity reduction, cash flow generation, all of the things that I think has improved our performance over time.  And this is what Chris has laid out over the last year as a strategy at L3.  So frankly we’re both on the same page on how to run a business culturally.  I think it runs deep in the organizations.  We have to make sure we maintain that entrepreneurial spirit in driving growth but at the same time get the leverage of the broader enterprise that we happen to be running today.  So we’ll announce over the course of the next several months what the structure is going to be as we talk through those dimensions.

But just to be clear – your first question on savings.  I think we’ve been very careful to exclude from the $500 million any of the savings opportunities at L3 or Harris that they would have done individually.

Carter Copeland:	OK, great. Thanks gentlemen.

Bill Brown:	You bet, thank you.

Operator:	Our next question comes from the line of Jon Raviv of Citi.

Bill Brown:	Good morning, Jon.

Jon Raviv:
Hi, good morning.  Thanks for everything.  Question on the pro-forma cash deployment.  I think you mentioned that you might spend up to $2 billion of excess cash on repurchases.  But why would you not spend that?  You know, is there room to add more?  I think Bill you also mentioned some portfolio shaping optionally down the road.  So give me more perspective or color on that would be much appreciated.

Bill Brown:
I think we’re limited in only up to $2 billion to maintain a tax free nature of this merger.  I think that’s really what’s limiting that, Jon.  We’ll say more about that overtime, but we can only do up $2 billion.

You’re right, there’s going to be some optionality for portfolio shaping.  We’ll figure that out over the next couple of years, and decide what we do. That will generate additional cash for deployment.

But importantly we’re going to maintain a consistent dividend policy to what we both have experienced in the last several years, 30-35 percent of payout ratio, which I think is going to be attractive to investors, both on the dividend as well with the share buyback perspective.

Chris Kubasik:
And just to emphasize, for the first three years the top two goals are number one, to execute on our existing commitments and grow the business organically, and then focus on the integration.  The free cash flow will be spent.  I think about $450 million is the cost to integrate this new entity.  As Bill said, we’ll be shareholder friendly, and obviously we wouldn’t expect a lot of acquisitions in those first couple years as we focus on the integration.  So the excess cash will go as we discussed.

Jon Raviv:	Great, thanks.

Bill Brown:	You bet, Jon.

Operator:	Our next question comes from the line of Sheila Kahyaoglu of Jefferies.

Bill Brown:	Good morning, Sheila.

Sheila Kahyaoglu:
Hi, good morning and congratulations on the transaction.  I guess Harris has a defense business with the communications segment that generates 30 percent operating margins.  Are there opportunities with that commercial model to drive margin expansion across the combined platforms?  And if so, what domains do you think it’s most applicable in?

Bill Brown:
You know it’s a good question, Sheila.  At this point as we combine our companies, we’re going to see operating margin expansion simply because we were anticipating it and guiding investors to that operating margin growth over the next several years, as well as L3 who has been very clear about a margin expansion journey. When you combine the companies, we’ll see those opportunities plus the acceleration associated with the cost synergies, so another 180 to 200 basis points of margin expansion coming from the cost synergies that aren’t given back to our customers.  So we do see growth from that.  The ability to transfer that commercial model that gives sort of the lifeblood of what we do in the tactical radio business, yes, there’s an opportunity here.  We’ll explore that more over the coming months as Chris and I really talk through how we want to run the organization, but yes that could be an opportunity as well, Sheila.

Sheila Kahyaoglu:	Great, and then Chris, maybe just one quick one for you. In terms of the $500 million of growth synergies, how much of that is L3 standalone or how do we think about that?

Chris Kubasik:
Yes, I think the way to think about this is both Bill and I already had cost synergies built into our companies individually, cost savings, so the $500 million is over and above that.  As we go through it, a majority of this, as Bill said, is going to be based on supply chain savings and rationalizing the footprint.  And then months ahead, we’re going to sit down and identify the specific targets.  As of now, I would say it’s probably pretty equally distributed between the two of us, but more to come in the months ahead.

Sheila Kahyaoglu:	Great. Thank you.

Operator:	Our next question comes the line of Ron Epstein of Bank of America.

Ronald Epstein:
Hi.  Good morning, guys.  So just a couple questions for you.  The genesis of this deal, I mean, can you just walk through a little bit and explain maybe who approached who, how it came about?  That’s one question.

The second question is how do you expect your competitors to react to this?  And then third, how much overlap is there?  My sense is there’s not a heck of a lot, but I just wanted to confirm that.

Bill Brown:
Certainly on the last one, I think I’ll confirm your third point which is not a lot of overlap.  We were very careful in how we did our review, and when we talk about complementary portfolios, we really do mean that it’s complementary.  There’s very little overlap between our two companies as you see what we’re laying out today.

On the first, look, Chris and I have known each other for several years, and we have had an ongoing relationship.  We know L3.  L3 knows Harris.  We play in the same spaces.  We’re not competing, but we play in the same spaces, a lot of C4FR, ISR capabilities.  He and I had been speaking about an opportunity to partner more together to capture more market opportunities since the beginning of the calendar year.  That evolved into more of a conversation around do we want to combine our companies to fully exploit the cost opportunities and growth opportunities ahead of us, and it accelerated through the summer to lead to where we happen to be today.  So it really developed over the last 8 to 10 months.  You want to say a word, Chris.

Chris Kubasik:
Yes, and just to add to that thought, I think, Ron, most people have always believed for a long time that this combination made sense, and Bill and I just worked hard to make it happen.  I don’t think the fact we’re getting together should be a surprise.  Maybe the timing is, but we both pride ourselves on being rather agile and innovative, and I think people will be impressed how quickly we were able to pull this off and not have anything leak, so we’re quite proud of that.

Relative to our competitors, it’s a unique industry.  We like to call ourselves “compete-mates”.  Sometimes we team and sometimes we compete.  As you would expect, Bill and I over the weekend reached out to customers and congress and industry partners and everybody was appreciative of the heads up and seem to be supportive.  So I think it’s going to be an exciting transformational deal, and don’t expect any significant issues in making this a success.

Ronald Epstein:	Great. Thank you.

Operator:	Our next question comes from the line of Robert Stallard of Vertical Research.

Robert Stallard:	Thanks so much. Good morning.

Bill Brown:	Hi, good morning, Rob.

Robert Stallard:
A couple of quick ones from me.  First of all, to follow-up on Ron’s question really on the overlap and the customer reaction, there would appear to be some overlap maybe in areas like night vision.  I was wondering what the customer might have said about that?  And then I’ll follow-up with my second one.

Bill Brown:
Look, it’s too soon to say really.  At the end of the day even if there’s an overlap in a small piece like that, it’s a fraction of what we do together at $16 billion.  So it’s premature to really talk about that.  We do believe our businesses are complementary and we’ll go through a normal regulatory process.  As Chris just mentioned, our customers in the Pentagon had just heard about this potential transaction over the past weekend, and they’ll go through the normal process as they normally would do and evaluate, and we’ll have conversations with them, but I don’t expect any issue in consummating this transaction from any particular overlap.

Robert Stallard:
OK, and then as a second question, perhaps a more broad question.  What really made you driven to do this?  I mean, is there something out there that would have made your continued independent lives more difficult than perhaps we’d appreciated?  Was it just a synergy, cost synergy savings you could get that really drives this deal?

Bill Brown:
Well, let me start and then maybe Chris can jump in.  Look, he was very careful in saying that we’re both performing exceptionally well, and you can see that in both of our results in the latest quarter over the last year.  We’re on a great trajectory.  We are executing well.  Dividends are performing well.  There’s not a need because one’s not performing well to put our companies together.  We’re doing this because it creates more value for all stakeholders, including our shareholders, our customers, our employees.

When I sit back, I look at the power that this enterprise will create.  In a domain like C4ISR, it is incredible.  You look at Harris’ expertise in communications in wave forms with L3 in SATCOM and data links, wave form capabilities, optical coms, the ISR platforms. There’s really no other company that can match us in terms of the broad capabilities across C4ISR.  Our positions in electronic warfare really make the combined company a much stronger competitor in spectrum warfare, network battlefield.  Chris walked through our strengths across all the domains where it does strengthen as in each of the domains.  But importantly, this is the first time this company will be able to span across all the domains together which is very important and very unique.  Chris?

Chris Kubasik:
Yes, and as Bill and I spend time together, I looked at it really from a leadership position and I think we’re complementary leaders.  When I look at what Bill has done at Harris and the integration and the success they’ve had with Exelis, my experience with the defense industry and international I think there’s just perfect synergy between the two of us.

More important really is that I think each company had a common culture, a drive for continuous improvement, and he and I are perfectly aligned on how we want to operate this company.  We were operating ours individually.  So, together I think there’s just great opportunities.  As we sat down and thought about each stakeholder, the customers absolutely want rapid end-to-end solutions that are aligned with the national defense strategy.  We’ve both done that individually.  I think we can do more for our customers combined.  I think both set the shareholders’ in an MOE benefit.  MOEs are rare birds, so to speak, and I think we’ve done a great job pulling this together to benefit them.

And again, the employees, especially in the technical engineering and the cleared world, are going to have great opportunities for career development.  It just made sense from every single angle we look at, and again, I think complementary is the key word from portfolio to leadership to culture, and that’s why this will be successful.

Robert Stallard:	That’s great. Thanks so much, Chris and Bill.

Bill Brown:	Thank you.

Operator:	Our next question comes from the line of David Strauss of Barclays.

David Strauss:	Thanks. Good morning. Congratulations.

Bill Brown:	Good morning. Thank you.

David Strauss:
Maybe as a follow-up on that question.  Any sort of – you’ve laid out the case on how the portfolios fit together, but any sort of quantification of the combined portfolio?  How much is complementary versus percentage that’s going to be a little bit tougher to fit together?  And then from a revenue synergy standpoint, Bill, I think you said not much in the first two years, but where do you see the biggest opportunity from a revenue synergy standpoint?  Is it C4 or EW?  Kind of your thoughts there?

Bill Brown:
Well, I think most of the portfolio across is very complementary.  There’s very little overlap.  There’s some pieces that L3 is in that’s sort of a little more distant as in the pilot training, but there’s a tie-in to what we’re doing in general aviation, commercial aviation, and we’ll sort of look at how they fit together over time.

But when I think about the revenue opportunities here, we’re not prepared to quantify where they happen to be.  This is something that the teams will develop a perspective on over the coming months.  Keep in mind this has been held very closely.  Not a lot of folks in this segment with the technical depth have been deeply involved.  But as they started to over the last couple of weeks, there’s going to be a lot of opportunities that we’re seeing to get better content on platforms, leverage our common technologies, broaden our base internationally and pull through components onto platforms that Chris is on.  So there’s going to be a lot of opportunities that we’re going to explore and fare out overtime.

When I look back at when we closed on Excelis, we were at the same place where we weren’t able to articulate a lot of deep revenue synergies, but when you think about what happened over time in terms of our position in things like electronic warfare, what we’re able to do in the space domain, what we’re able to do in avionics, a lot of opportunities came through additional investment, focus and bringing a lot of people that are really smart together to think about how we can create value, and I’m sure the same thing will happen here.

Chris Kubasik:
Yes, and I would agree, David.  When we look at this, I mean, ISR, secured coms, electronic warfare, space pop out as maybe the top four areas.  We have some world class skills in aircraft integration and some experience that goes back decades that I think will be unique and able to help the two companies realize some revenue synergies.  We have flight test capabilities that Harris does not have.  We have multispectral test facilities.  Between the two of us, we have some unique labs that will allow us to do some testing and operational analysis.  So it’s quite exciting, and I agree with Bill in the months and years ahead we’re going to be able to identify these revenue synergies and be able to take advantage of them.

David Strauss:
Thanks.  As a follow-up question, the $450 million cash spend to generate the synergy saving – cost synergy savings – can you talk about the timing of those?  And then let me also throw out initial thoughts on levels of intangible amortization and what this combination will do from a pension perspective?  Thanks.

Bill Brown:
Yes, the – on the $450, someone’s going to be more frontend loaded probably 60 percent or so in the first year and it’ll tail off of that beyond there.  In terms of amortization, the intangibles, it’s just over $5 billion, like $5.4 billion, so maybe $550 in the first year and it’ll start to slide down a little bit over the first couple of years.  There’s still a lot of work that has to be done to really quantify that, but that’s our ingoing assumption at the moment.

With the cash cost and the roll down of the cash cost in the first couple of years, in terms of the $500 million in gross savings, we do see it’s fairly level across the first couple of years.  The first year, we’ll see a lot of what you notice in corporate and segment consolidation will be year one.  And the savings on indirect, direct spend and facilities – facilities will take some time, but the indirect spend, which is probably in the $80 - $90 million range will happen mostly in the first year.  So, we'll also see some savings coming the first year to offset some of the cash restructuring costs.

David Strauss:	Thank you.

Operator:	Our next question comes from the line Cai Von Rumohr of Cowen and Company.

Cai Von Rumohr:	Yes, thanks. Yes, it's Cai and Gautam, we're each going to ask a question on this. First, congratulations.

Bill Brown:	Thanks, Gautam.

Gautam Khanna:
Bill, I was wondering if you could talk about any possible dis-synergies to consider?  You mentioned very little market concentration.   Could you maybe explore that topic a little bit deeper for us?  Where there might be, and are there any other things that you're looking at that could be more challenging.

Bill Brown:
Look, I think in terms of dis-synergies, I think there's going to be very little, Gautam, to be honest with you.  There's negligible overlap of the businesses.  We don't really often compete head-to-head going to the market and the combined $16 billion it's very, very small.

There's less than $100 million of sales between us, so there's not a margin-on-margin or profit-on-profit loss, so we don't really see that as an issue either.  There's going to be some puts and takes on benefits and costs of that nature, but that's already considered in the half of billion in savings, so I don't really see a lot of dis-synergies in the transaction.

Gautam Khanna:	Thanks.

Cai Von Rumohr:
As a quick follow-up, Bill, you guys are the leaders in enhanced night vision goggles and you both are direct competitors, so what do you think is going to have to happen there?  And then while you don't have much overlap, are there any areas where you are direct competitors say in data links or SATCOM?  Thanks.

Bill Brown:
Data links and SATCOM's are a very competitive space and we both have some positions there, but they're not necessarily completely competitive, a lot of it's complementary.  On night vision, look, I think we both play in that space.  I think Chris' business has a much more substantial position in night vision than we've had.  We bought our business, that came with Exelis.

But again, I don't want to front run the process that the Pentagon, DOJ and FTC is going to run through here in terms of accessing this.  But again, we don't really see it as a significant concern in terms of the overall scope and magnitude of the combined business.

Cai Von Rumohr:	Thank you.

Operator:	Our next question comes from the line of Robert Spingarn of Credit Suisse.

Robert Spingarn:
Good morning.  Congrats.  Bill, you just spoke a couple questions ago a little bit about the pacing of the $500 million in cost synergies, but I was hoping you could delve a little bit deeper there.  What are the opening synergies on the headquarters-type work and so forth, how do we think about your one, two and three leading up to that $500?

Bill Brown:
Yes, maybe just a little bit more color.  The piece of the corporate segment consolidation, that's about 25 percent.  That's largely going to be front-end loaded because we're going to have move quickly with – we're going to have do something – that wasn't our dog here, by the way, that…

Robert Spingarn:	That was just – that was just part of the team. They're very enthusiastic.

Bill Brown:
OK, all right, super.  And obviously Chris and I will work together over the coming months so that day one we'll have an organization model with people in place, people will know where the jobs are, that we execute straight away on day one.  So that piece of corporate and segment is going to be more front-end loaded.

Of supply chain and footprint rationalization, there's several pieces in that.    On the supply chain side is direct as well as it indirect.  I think the indirect part is going to happen relatively quickly as we saw with Exelis.  We've got beat on that, we know where it's going to come from.  That's probably in the $80 to $90 million range.

The direct side and subcontractor spend will take sometime because sometimes that's re-qualifying suppliers.  There may be piece of it that's simply equalizing on a price, but generally it should take a little bit more time.    The piece of that that's going to be facility rationalization will take time.  That could be over the course of the three years.  When I sit back and I look at – and this is all in the combined company, we've got $28 million square feet of space, we're about 417 locations, over $400 million of occupancy costs.  With Exelis, we got about 15 percent out, this was approximately 10 percent.  But again, it's going to take some time and investment and work to do and to do it very, very well.

So, broad numbers you'll see something like $200 million in year one and the balance will happen in year two and year three.

Chris Kubasik:
Yes, so Rob, we're going to put together a joint integration team, obviously as soon as allowed, and Bill and I are going to co-chair that integration team and make sure that we get the best of the best.  I think from a process policy system place, there's a lot to choose from and we're quite excited about.  We've talked internally about moving to a shared service model, which Ralph and I were heading towards.  Clearly, in that example, Harris already has such a function, so that will save us the investment and time and just immediately latch onto what they already have as an example.  So, I think thinks it's exciting and I think there's a lot of opportunities.  It's a big number, but we're committed to get it.

Robert Spingarn:	OK. And just a quick one on the regulatory side, is there enough China exposure, perhaps at L3 on the aviation side I imagine, to trigger the threshold for a regulatory review there?

Chris Kubasik:	As it looks right now, it doesn't appear that we'll need to file one in China, so we'll work through this with the outside advisors, but the first pass would be no to that question.

Robert Spingarn:	OK. Thank you both.

Bill Brown:	Thank you.

Chris Kubasik:	Thank you.

Operator:	Our next question comes from the line of Peter Arment of Baird.

Peter Arment:	Yes. Thanks. Good morning. Congratulations Bill and Chris.

Chris Kubasik:	Thank you.

Peter Arment:
Yes, just quickly to follow-up on the regulatory comment, because you've answered a lot of questions here this morning.  Just the normal process, Bill, you mentioned regarding the reviews, just maybe how you guys arrived in terms of the timeline or when do you expect, I guess, ultimately to see the final approvals.  You said mid-2019, but just trying to pin it down a little further.

Bill Brown:
Yes, it's hard to pin it down much further than that.  It's going to take a few months to put together the S-4, maybe six weeks.  We have to do some recast of financials.  We'll have a shareholder's meeting early next year with our expectation it could be in the January, February timeframe, again, depending upon how quickly we can get S-4 out.  Then we're going to get on right away with the outset attorneys in putting together paperwork to file for HSR approval here in the U.S. and they'll go through their process.

I think given the magnitude of the transaction and the pieces that we have, I think we ought to anticipate a second request.  Will it happen?  I don't know.  We did with Exelis, it was on a very, very narrow issue, it took some time for that to get resolved, but it was, at the end of the day inconsequential.  But I think just to be safe, we believe it will be mid-calendar '19.  We don't expect it to go beyond that.

There will be filings in the E.U. as well.  As Chris said, nothing in China, depending upon Brexit, it could be U.K.  We’ll work through all of these different filings over the coming months, but that's why we set it expected closing period by mid-calendar '19.

Peter Arment:	Appreciate all that. Thanks again. Congratulations.

Bill Brown:	You bet.

Operator:	Our final question for today will come from the line of Noah Poponak of Goldman Sachs.

Noah Poponak:	Good morning, everyone.

Bill Brown:	Good morning Noah.

Noah Poponak:	What year are you considering to be year three in the financials discussion?

Bill Brown:	We expect to close in the middle of '19, so it will be three years after the middle of '19. So, it could be the end of the calendar '21 or by the early part of 2022.

Noah Poponak:	OK. So, we could be talking full year 2021?

Bill Brown:	Yes.

Noah Poponak:	OK. And what kind of profit margins for the combined entity are you contemplating in the combined $3 billion of free cash flow?

Rahul Ghai:
So right now, I think the combined margins are between Harris – this is around – combined margins around 14 percent.  So, I think it get close to about – add a couple of points.  It will be kind of mid-teens, 15 to 16 percent.

Noah Poponak:
OK.  I mean the genesis of that question, I guess, the combined being 14.5, the net synergies alone add a couple hundred basis points, so I guess I'm sort of staring at the combined company margins and wondering how close you think you can get on a combined basis to what the legacy standalone Harris margin is if you add the synergies on and then there's operating efficiency improvements as well?

Bill Brown:	Yes. It's going to take sometime to get back up to like 19, 19.5 percent, but it's probably in the 16, 16.5 percent range over the next couple of years.

Chris Kubasik:	Yes, that's all excluding intangibles, obviously. So, that's the goal.

Noah Poponak:
OK.  And then, just – I guess just one more question related to that multi-year view is, I guess I was a little confused by the discussion of mid-single digit organic growth.  Maybe you can put a little more detail on that.  Just because both companies, as standalones, already have existing financial guidance for different versions of closer to upper-single digit organic growth on a more than one-year basis.  The bookings have been particularly strong for each company on a standalone business, and you're talking about revenue synergies on top of all that.  Am I missing something or are you talking a longer timeframe?  Or what am I missing and not understanding, mid-single digit organic revenue growth.

Bill Brown:
So we came off a very good quarter here recently and we're both around 9 to 10 percent organic growth, which was quite strong.  Harris has been guiding to mid-to high-single digits over the medium term and Chris can talk about where their guidance happens to be.  When we put the companies together it will be in that range.  Then, yes, you're right, there will be some revenue opportunities that would incrementally higher than that, not something we're prepared to talk about today, not sure in terms of how much more incremental growth beyond the pro-forma, but there's going to be some additional opportunities.

Chris Kubasik:
Yes, we've talked about five percent is kind of our target over the next few years, so I think we're all kind of in the same range here.  So, 2021, 2022 is a ways off.  We'll get working on this right away and we'll keep you abreast as we get more into this.  But as you can tell, it's a pretty exciting opportunity.  I think there's a lot of upside on the revenues, the cost of the margins and that's what we're committed to deliver on.

Noah Poponak:	Fair enough. OK. Thanks so much.

Bill Brown:	You bet Noah. Was that the last question?

Well thank you very much everybody for joining us on such short notice.  We're very excited about his transformational merger of equals.  We are coming off of a very strong quarter, both L3 and Harris, and now Chris and I are going to get back to work.  So, thank you very much for joining us on a Monday morning.  Thank you everybody.

Chris Kubasik:	Thank you.

Operator:	Thank you ladies and gentlemen. This does conclude today's conference call. You may now disconnect.

END

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include the Joint Proxy Statement of L3 and Harris and a Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  A definitive Joint Proxy Statement/Prospectus will also be sent to L3 stockholders and Harris stockholders.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’s website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’s directors and executive officers is contained in Harris’s Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’s control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’s most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’s subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.